Exhibit 21.1
Subsidiaries of registrant

Name of Subsidiary	Jurisdiction of Incorporation
The Security Awareness Company, LLC	Delaware
MediaPro Holdings, LLC	Delaware
KnowBe4 UK Ltd.	United Kingdom
Twist & Shout Media Limited	United Kingdom
Twist & Shout Communications Limited	United Kingdom
KnowBe4 NL, B.V.	Netherlands
KnowBe4 International B.V.	Netherlands
KnowBe4 Pte. Ltd.	Singapore
KnowBe4 Germany GmbH	Germany
KnowBe4 Africa (Pty) Ltd	South Africa
KnowBe4 Middle East, FZ-LLC	United Arab Emirates
El Pescador Softwares Ltda. d/b/a KnowBe4 Brazil	Brazil
Verified Secure (LLC)	Nevada
KnowBe4 AU Pty. Ltd.	Australia
KnowBe4 Research AS	Norway
KnowBe4 Japan GK	Japan